TABLE OF CONTENTS

FORM 8-K
    ITEM 2. Acquisition or Disposition of Assets.
    ITEM 7. Financial Statements, Pro Forma Financial Information and Exhibits.
Signatures
EXHIBIT 2.0 OMG-Ferro Purchase Agreement

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) September 7, 2001

FERRO CORPORATION
(Exact name of registrant as specified in its charter)

Ohio	1-584	34-0217820
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1000 Lakeside Avenue, Cleveland, OH	44114-1183
(Address of Principal Executive Office)	(Zip Code)

Registrant's telephone number, including area code (216) 641-8580

N/A
(Former name or former address, if changed since last report)

ITEM 2. Acquisition or Disposition of Assets.

On September 7, 2001, Ferro Corporation (the "Company") acquired from OM Group, Inc. ("OMG") certain businesses previously owned by dmc² Degussa Metals Catalysts Cerdec AG ("dmc²") pursuant to an agreement to purchase certain assets of dmc² and certain of its subsidiaries and shares of other subsidiaries. The businesses acquired include the electronic materials, performance pigments, glass systems and Cerdec ceramics divisions of dmc². The Company paid to OMG in cash a purchase price for these businesses of approximately $525 million, which was determined on the basis of historical cash flows, applying appropriate multiples, taking into account expected synergies between the Company's existing businesses and the acquired businesses.

The acquired assets include shares of subsidiary companies, property, plant, equipment, intellectual property, accounts receivable and payable, inventory and corporate assets of the acquired dmc² business divisions in more than nineteen countries. The Company intends to use the acquired assets to continue designing, manufacturing and distributing electronic materials, performance pigments, glass systems and Cerdec ceramics products.

The Company financed this transaction through the consummation of two senior credit facilities among the Company, Credit Suisse First Boston and National City Bank as lead arrangers and other members of a bank group.

ITEM 7. Financial Statements, *Pro Forma* Financial Information and Exhibits.

(a)   Financial Statements of Business Acquired.

The financial statements required under this Item 7 are not filed with this initial report on Form 8-K and will instead be filed not later than 60 days following the date on which this Form 8-K must be filed.

(b)   Pro Forma Financial Information.

The *pro forma* financial information required under this Item 7 is not filed with this initial report on Form 8-K and will instead be filed not later than 60 days following the date on which this Form 8-K must be filed.

(c)   Exhibits.

2.0   OMG-Ferro Purchase Agreement between the Company and OM Group, Inc. dated as of August 31, 2001.

       The Company agrees that it shall, upon request, furnish to the Securities and Exchange Commission a copy of any exhibit or annex to the OMG-Ferro Purchase Agreement that is not filed with Exhibit 2.0.

2.1   Heads of Agreement between the Company and OM Group, Inc. dated as of April 23, 2001. (Reference is made to Exhibit 10(b) to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2001, which Exhibit is incorporated herein by reference.)

The Company agrees that it shall, upon request, furnish to the Securities and Exchange Commission a copy of any exhibit to the Heads of Agreement that is not filed with Exhibit 2.1.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

FERRO CORPORATION

Date: 9/21/01   /s/ Bret W. Wise

By: Bret W. Wise
Senior Vice President and
Chief Financial Officer